CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Form 40-F of Dolly Varden Silver Corporation of our reports dated February 28, 2025 and March 26, 2024, relating to the consolidated financial statements for the years ended December 31, 2024 and 2023, and December 31, 2023 and 2022.

/s/ Davidson & Company LLP
Vancouver, Canada	Chartered Professional Accountants

April 8, 2025